SOLICITORS AND INTERNATIONAL LAWYERS

12TH FLOOR GLOUCESTER TOWER  |  THE LANDMARK  |  15 QUEEN’S ROAD CENTRAL  |  HONG KONG

香港  |  中环 |  皇后大道中十五号 |  置地广场 |  告罗士打大厦十二楼

WWW.SHEARMAN.COM  | TELEPHONE 电话 +852.2978.8000  |  FACSIMILE 传真 +852.2978.8099

PARTNERS
Matthew D. Bersani	Colin Law
Sidharth Bhasin	Kyungwon Lee
Lorna Xin Chen	Paul Strecker
Peter C.M. Chen	Shuang Zhao

VIA EDGAR	November 19, 2013

Re:                         Simcere Pharmaceutical Group

Amendment No. 2 to Schedule 13E-3

Filed on November 6, 2013 by Simcere Pharmaceutical Group, Simcere Holding Limited, Simcere Acquisition Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Hony Capital II, L.P., Hony Capital II GP Limited, Right Lane Limited, Premier Praise Limited, Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, Hony Capital Fund V GP Limited, King View Development International Limited, Trustbridge Partners II, L.P., TB Partners GP2, L.P., TB Partners GP Limited, Fosun Industrial Co., Limited, Shanghai Fosun Pharmaceuticals (Group) Co., Ltd., Shanghai Fosun High Technology (Group) Co., Ltd., Fosun International Limited, Fosun Holdings Limited, Fosun International Holdings Ltd. and Mr, Guangchang Guo

File No. 005-83690

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of Simcere Pharmaceutical Group, a Cayman Islands exempted company with limited liability (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of Securities and Exchange Commission contained in its letter of November 12, 2013 with respect to the Amendment No. 2 to the Schedule 13E-3, File No. 005-83690 (“Schedule 13E-3”) filed on November 6, 2013 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 3 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Proxy Statement indicating changes against the Amendment No. 2 to Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Proxy Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  NEW YORK  |  PALO ALTO
PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Simcere Holding Limited, Simcere Acquisition Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Hony Capital II, L.P., Hony Capital II GP Limited, Right Lane Limited, Premier Praise Limited, Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, Hony Capital Fund V GP Limited, Mr. John Huan Zhao, King View Development International Limited, Trustbridge Partners II, L.P., TB Partners GP2, L.P., TB Partners GP Limited, Fosun Industrial Co., Limited, Shanghai Fosun Pharmaceuticals (Group) Co., Ltd., Shanghai Fosun High Technology (Group) Co., Ltd., Fosun International Limited, Fosun Holdings Limited, Fosun International Holdings Ltd. and Mr. Guangchang Guo, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment in response to the Staff’s comments.

* * *

Amended Schedule 13E-3

1.                                      We note your response to comment 1 in our October 31, 2013 letter. Please tell us why you believe that Mr. Zhao’s position with the Hony parties and their affiliates do not make him a participant in the going private transaction.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to add Mr. John Huan Zhao as a filing person.

Revised Proxy Statement

Opinion of the Special Committee’s Financial Advisor, page 47

2.                                      We reissue comment 5 from our October 31, 2013 letter. The disclosure we requested must be included in the document delivered to security holders. Unless you intend to deliver the UBS presentation to your security holders, provide the disclosure in the proxy statement.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 54 of the Revised Proxy Statement.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by Mr. John Huan Zhao as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852-2978-8038.

Very truly yours,

By:	/s/ Paul Strecker
Name:	Paul Strecker

cc:                                Ling Huang, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

W. Clayton Johnson, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In connection with the submission of this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 12, 2013 with respect to Amendment No. 2 to the Schedule 13E-3, File No. 005-83690 (the “Schedule 13E-3”), dated November 6, 2013, and the filing of Amendment No. 3 to Schedule 13E-3 concurrently herewith by the Company and the other filing persons named therein, as well as any subsequent amendment thereto filed with the Commission, the undersigned hereby acknowledges:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Huan Zhao

By:	/s/ John Huan Zhao